March 30, 2011

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:

Mr. Kevin Woody

Branch Chief

Re:

Kimco Realty Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 28, 2011

File No. 001-10899

Dear Mr. Woody:

This letter sets forth the response of Kimco Realty Corporation (the “Company”) to the comment letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by facsimile on March 17, 2011, relating to the Company’s Form 10-K for the year ended December 31, 2010, filed on February 28, 2011. For your convenience, we have set forth each of the Staff’s original comments immediately preceding our response.

Form 10-K for the year ended December 31, 2010

Financial Statements

Consolidated Statements of Operations, page 43

1.

Based on your disclosure on page 68, it appears that you are accounting for your Preferred Equity Capital investments under the equity method of accounting.  Also, it appears that you have included this item within your line item “Income from other real estate investments.”  Please tell us how your presentation of this line item is consistent with Article 5-03 of Regulation S-X.

Response

The Company has reviewed Rule 5-03(b)12 of Regulation S-X which requires “Equity in Earnings of Unconsolidated Subsidiaries and 50 Percent or Less Owned Persons” to be reported as a separate line item in the income statement. Based upon the Company’s review and the fact that the Company’s Preferred Equity investments are accounted for under the equity method of accounting, the Company will adjust its Consolidated Statements of Operations in future filings to reclassify “Income from other real estate investments” to a separate line item below “Equity in income of joint ventures, net”.  The Company proposes to include the following presentation in future filings:

Income/(loss) from continuing operations before income taxes, equity in income of joint ventures and equity in income from other real estate investments	$	XXX

(Provision)/benefit for income taxes, net	$	XXX
Equity in income of joint ventures, net	$	XXX
Equity in income from other real estate investments, net	$	XXX
Income from continuing operations	$	XXX

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Real Estate, page 48

2.

Please tell us how you considered any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized.

Response

The Company includes fixed rate renewal options in the calculation of the fair value of the below market lease intangibles for acquired leases by comparing the existing lease contract terms through the end of the final renewal option to the corresponding estimated market rent.  For leases deemed to have below market rents, the Company calculates the difference between the market rent and the contractual rent and then discounts that amount to its present value to determine the fair market value of the below market lease intangible.  The Company amortizes the below market lease intangible over its estimated useful life, which includes the remainder of the base lease term and the expected renewal option period.  In future filings the Company will modify its disclosure with respect to the Real Estate policy included within Note 1 of the Notes to Consolidated Financial Statements by providing additional disclosure substantially in the following form (changes are underlined):

In allocating the purchase price to identified intangible assets and liabilities of an acquired property, the value of above-market and below-market leases is estimated based on the present value of the difference between the contractual amounts, including fixed rate renewal options, to be paid pursuant to the leases and management’s estimate of the market lease rates and other lease provisions (i.e., expense recapture, base rental changes, etc.) measured over a period equal to the estimated remaining term of the lease.  The capitalized above-market or below-market intangible is amortized to rental income over the estimated remaining term of the respective leases, which includes the expected renewal option period.

Real Estate, page 57

3.

Please tell us how you have complied with paragraph 2.a.2 of ASC 350-30-50, or tell us how you determined it was not necessary to disclose the amount of amortization recorded during the current period from your intangible assets and liabilities.

Response

The Company has reviewed the provisions of paragraph 2.a.2 of ASC 350-30-50.  The Company’s amortization expense from intangible assets and liabilities for the years ended December 31, 2010, 2009 and 2008 was approximately $13.8 million, $8.0 million and $6.2 million, respectively.  The Company deemed these amounts not to be material in comparison to their respective operating statement line items (i.e. Revenues from rental property and Depreciation and amortization expense).  This amount is anticipated to increase in future periods, and as such the Company will include disclosure of current year amortization of intangible assets and liabilities for all periods presented in future filings.

Exhibits 31.1 and 31.2

4.

We note your certifications do not comply with the context of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a).  Specifically, we note you have deleted the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” from paragraph 4(d) and you have deleted the language “(or persons performing the equivalent functions)” from paragraph 5.  Please revise your certifications in future filings to comply with the Exchange Act Rules.

Response

The Company will revise its certifications in future filings to include the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) and “(or persons performing the equivalent functions)” in paragraph 5.

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The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

Should you have any questions or require further clarification with regard to our responses, please feel free to contact me directly at (516) 869-7290.

Very truly yours,

/s/ Glenn G. Cohen

Glenn G. Cohen

Chief Financial Officer

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